Exhibit 99.1

These materials are important and require your immediate attention. They require debentureholders to make important decisions. If you are in doubt as to what decision to make, please contact your financial, legal, income tax and/or other professional advisors. If you have any questions, or require more information, please contact the proxy solicitation and information agent, Kingsdale Shareholder Services, toll-free within North America at 1-866-581-1487 or collect call outside North America at 416-867-2272 or by email at contactus@kingsdaleshareholder.com.

PENGROWTH ENERGY CORPORATION

NOTICE OF MEETING AND

MANAGEMENT INFORMATION CIRCULAR

IN RESPECT OF A MEETING OF HOLDERS OF

6.25% CONVERTIBLE UNSECURED SUBORDINATED DEBENTURES DUE MARCH 31, 2017

TO BE HELD ON DECEMBER 22, 2016

THE BOARD OF DIRECTORS OF PENGROWTH ENERGY CORPORATION UNANIMOUSLY RECOMMENDS THAT DEBENTUREHOLDERS VOTE FOR THE DEBENTURE AMENDMENTS AS SET OUT IN THE ACCOMPANYING MANAGEMENT INFORMATION CIRCULAR.

November 17, 2016

TO VOTE FOR THE DEBENTURE AMENDMENTS PLEASE COMPLETE THE APPLICABLE INSTRUMENT OF PROXY OR OTHER VOTING INSTRUCTION FORM PROVIDED BY YOUR BROKER OR OTHER INTERMEDIARY IN ACCORDANCE WITH THE INSTRUCTIONS SET OUT THEREIN AS SOON AS PRACTICABLE AND IN ANY EVENT NO LATER THAN 9:00 A.M. (CALGARY TIME) ON DECEMBER 20, 2016.

PENGROWTH ENERGY CORPORATION

NOTICE OF MEETING OF DEBENTUREHOLDERS

TO BE HELD ON DECEMBER 22, 2016

NOTICE IS HEREBY GIVEN that a meeting (the “Meeting”) of the holders (“Debentureholders”) of 6.25% convertible unsecured subordinated debentures (“Debentures”) of Pengrowth Energy Corporation (“Pengrowth” or the “Company”) will be held at Livingston Place (South Tower) in the Livingston Club Conference Centre, Plus 15, 222 – 3rd Avenue S.W., Calgary, Alberta on Thursday, December 22, 2016 at 9:00 a.m. (Calgary time) for the following purposes:

1.

to pass an extraordinary resolution to approve certain amendments to the trust indenture governing the Debentures that will give Pengrowth the right to redeem all, but not less than all, of the then outstanding Debentures on December 30, 2016 or such other date prior to the maturity date of the Debentures, as may be determined by Pengrowth in its sole and absolute discretion, at a price equal to the principal amount thereof, plus accrued and unpaid interest up to (but excluding) the redemption date, plus an interest penalty equal to interest otherwise due from (and including) the redemption date up to (but excluding) the maturity date (less any taxes required to be deducted or withheld), all as more fully set forth in the accompanying management information circular and proxy statement dated November 17, 2016 (the “Information Circular”); and

2.	to transact such other business as may properly be brought before the Meeting and any postponement(s) or adjournment(s) thereof.

Only Debentureholders of record at the close of business on November 17, 2016, the record date for the Meeting, will be entitled to notice of, and to vote at, the Meeting or any postponement(s) or adjournment(s) thereof.

All of the Debentures are registered under the name of CDS & Co. (the registration name for the Canadian Depository for Securities). Accordingly, in order for a beneficial holder of Debentures to have its Debentures voted at the Meeting, it must complete and sign the applicable instrument of proxy or other voting instruction form provided by its broker or other intermediary and return such instrument of proxy or other voting instruction form in accordance with the instructions provided therein in advance of the Meeting. Failure to do so will result in your Debentures not being voted at the Meeting. To be valid, any proxies must be received by Computershare Trust Company of Canada by not later than 9:00 a.m. (Calgary time) on December 20, 2016 or forty-eight (48) hours (exclusive of Saturdays, Sundays and statutory holidays in the Province of Alberta) prior to the time of any postponement(s) or adjournment(s) of the Meeting. See “General Proxy Information” in the Information Circular. The time limit for the deposit of proxies may be waived or extended by the Chair of the Meeting at his or her discretion without notice.

Your vote is important. Whether or not you attend the Meeting, please take the time to vote your Debentures in accordance with the instructions contained in the applicable instrument of proxy or other voting instruction form provided by your broker or other intermediary. If you have any questions, or require assistance completing the instrument of proxy or other voting instruction form, please contact the proxy solicitation and information agent, Kingsdale Shareholder Services, toll-free within North America at 1-866-581-1487 or collect call outside North America at 416-867-2272 or by email at contactus@kingsdaleshareholder.com.

ii

The Information Circular provides additional information relating to matters to be dealt with at the Meeting and is deemed to form part of this Notice. Any adjourned meeting resulting from an adjournment of the Meeting will be held at a time and place to be specified by the Chair of the Meeting. See “General Proxy Information - Quorum” in the Information Circular.

DATED this 17th day of November, 2016.

By Order of the Board of Directors

(signed) “Andrew D. Grasby”

Andrew D. Grasby
Senior Vice President, General Counsel and Corporate Secretary

PENGROWTH ENERGY CORPORATION

MANAGEMENT INFORMATION CIRCULAR

General

This Management Information Circular (“Information Circular”) is furnished in connection with the solicitation of proxies by management of Pengrowth Energy Corporation (“Pengrowth” or the “Company”) for use at the meeting (the “Meeting”) of the holders (“Debentureholders”) of 6.25% convertible unsecured subordinated debentures (“Debentures”) of the Company, to be held at Livingston Place (South Tower) in the Livingston Club Conference Centre, Plus 15, 222 – 3rd Avenue S.W., Calgary, Alberta on Thursday, December 22, 2016 at 9:00 a.m. (Calgary time) and any adjournment(s) or postponement(s) thereof, for the purposes set forth in the accompanying Notice of Meeting.

No person has been authorized to give any information or make any representation in connection with the Redemption Amendment (as defined herein) or any other matters to be considered at the Meeting other than those contained in this Information Circular and, if given or made, any such information or representation must not be relied upon as having been authorized.

Information contained in this Information Circular is given as of November 17, 2016, unless otherwise specifically stated. You are urged to carefully read the full text of the Information Circular.

Advice to Beneficial Holders of Debentures

The information set forth in this section is of significant importance to all Debentureholders, as all of the Debentures are registered in the name of CDS & Co., the nominee of the Canadian Depository for Securities (“CDS”), and are held through brokers, intermediaries, trustees or other persons or nominees. Without specific instructions, a broker, intermediary, trustee, other person or nominee is prohibited from voting Debentures for its clients.

Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from beneficial Debentureholders in advance of meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by beneficial Debentureholders in order to ensure that their Debentures are voted at the Meeting. The majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. (“Broadridge”). Broadridge typically mails a scannable voting instruction form. The beneficial Debentureholder is requested to complete and return the voting instruction form to them by mail or facsimile. Alternatively, the beneficial Debentureholder can call a toll-free telephone number or access the internet to vote the Debentures held by the beneficial Debentureholder. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of the Debentures. A beneficial Debentureholder receiving a voting instruction form cannot use that voting instruction form to vote Debentures directly at the Meeting as the voting instruction form must be returned not later than 9:00 a.m. (Calgary time) on December 20, 2016 or forty-eight (48) hours (exclusive of Saturdays, Sundays and statutory holidays in the Province of Alberta) prior to the time of any postponement(s) or adjournment(s) of the Meeting. See “General Proxy Information” in the Information Circular. The time limit for the deposit of proxies may be waived or extended by the Chair of the Meeting at his discretion without notice.

Although beneficial Debentureholders may not be recognized directly at the Meeting for the purposes of voting Debentures registered in the name of CDS & Co., a beneficial Debentureholder may attend at the Meeting as a proxyholder and vote their Debentures in that capacity. If a beneficial Debentureholder wishes to attend the Meeting and vote their Debentures, it must do so as proxyholder for the registered holder of the Debentures. To do this, a beneficial Debentureholder should enter their name in the blank space on the applicable form of proxy or voting instruction form provided to them and return the document to their broker or other intermediary (or the agent of such broker or other intermediary) in accordance with the instructions provided by such broker, intermediary or agent in advance of the Meeting. If you appoint someone else other than management as your proxyholder please make sure they are aware of the appointment and ensure they will attend the Meeting in order for your vote to count.

The Company is not using “notice-and-access” to send its proxy-related materials to Debentureholders. Paper copies of such materials will be sent to all Debentureholders. The Company will not send proxy-related materials directly to non-objecting beneficial Debentureholders. Such materials will be delivered to non-objecting beneficial Debentureholders by Broadridge or through the non-objecting beneficial Debentureholder’s intermediary. The Company intends to pay for the costs of an intermediary to deliver to objecting beneficial Debentureholders the proxy-related materials and Form 54-101F7 Request for Voting Instructions Made by Intermediary of National Instrument 54-101.

This Information Circular is being sent to both registered and non-registered owners of the Debentures. If you are a non-registered owner, and the Company or its agent has sent these materials directly to you, your name and address and information about your holdings of Debentures, have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf.

See “General Proxy Information” in this Information Circular.

Information for U.S. Debentureholders

The solicitation of proxies for the Meeting is not subject to the requirements of Section 14(a) of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”). Accordingly, the solicitations and transactions contemplated in this Information Circular are made in the United States with respect to securities of a Canadian issuer in accordance with Canadian corporate and securities laws. Debentureholders in the United States should be aware that such laws are different from those of the United States applicable to registration statements under the United States Securities Act of 1933, as amended, and proxy statements under the Exchange Act. In addition, tax considerations applicable to persons subject to U.S. taxation have not been included in this Information Circular and there may be material United States tax consequences for persons subject to U.S. taxation in connection with the Redemption Amendment. Such Debentureholders should consult their tax advisors to determine the particular tax consequences to them in connection with the Redemption Amendment

Redemption Amendment

At the Meeting, Debentureholders will be asked to pass an extraordinary resolution (“Extraordinary Resolution”) approving certain amendments (the “Redemption Amendment”) to the trust indenture governing the Debentures (the “Indenture”) that will give Pengrowth the right to redeem all but not less than all of the then outstanding Debentures on December 30, 2016 or such other date prior to March 31, 2017 (the maturity date of the Debentures (the “Maturity Date”)), as may be determined by Pengrowth in its sole and absolute discretion, at a price per Debenture equal to the principal amount thereof, plus accrued and unpaid interest up to (but excluding) the redemption date, plus an interest penalty equal to interest otherwise due from (and including) the redemption date up to (but excluding) the Maturity Date (less any taxes required to be deducted or withheld) (the “Early Redemption Price”). Assuming that the Early Redemption Date is December 30, 2016, for each $1,000 principal amount of Debentures, Debentureholders will receive the $1,000 principal amount, plus accrued and unpaid interest of $31.16 (representing regular interest of $15.58 for the period from September 30, 2016 to but excluding December 30, 2016 and penalty interest of $15.58 for the period from December 30, 2016 to but excluding March 31, 2017).

The full text of the Extraordinary Resolution and the supplemental indenture (the “Supplemental Indenture”) (in draft form) that will be entered into by the Company and Computershare Trust Company of Canada (the “Trustee”) to evidence the Redemption Amendment if the Extraordinary Resolution is passed by the Debentureholders at the Meeting are set forth in Schedules “A” and “B” to this Information Circular, respectively. Debentureholders are encouraged to read the full text of the Extraordinary Resolution and the Supplemental Indenture in their entirety.

If the Extraordinary Resolution is passed by the Debentureholders at the Meeting, Pengrowth expects to redeem the Debentures on December 30, 2016 (the “Early Redemption Date”) and that the Supplemental Indenture will become effective on that date. However, Pengrowth will have the right, in its sole and absolute discretion, to select any other date prior to March 31, 2017 as the Early Redemption Date and the Supplemental Indenture will become effective on that date. In that case, such other Early Redemption Date will be set forth in an early redemption notice (the “Early Redemption Notice”) to be delivered by the Company to the Debentureholders not less than 5 calendar days before such Early Redemption Date. In addition, promptly after giving any such Early Redemption Notice, Pengrowth will issue a press release announcing such Early Redemption Date and will provide a copy of the Early Redemption Notice to the Toronto Stock Exchange.

Currently, pursuant to the terms of the Indenture, the Debentures may only be redeemed at the option of the Company prior to the Maturity Date if the Current Market Price (as defined in the Indenture) at the time notice of such redemption is provided by the Company, exceeds 125% of the current conversion price of the Debentures per common share of the Company (“Common Share”), which conversion price is currently $11.5116 per Common Share. The purpose of the Redemption Amendment is to permit the Company to redeem, at its option, all but not less than all of the outstanding Debentures on December 30, 2016 or on any other date prior to the Maturity Date, at a price equal to the Early Redemption Price.

Pursuant to the Redemption Amendment, the Company will have the right on December 30, 2016 or on any other date prior to March 31, 2017, to elect to redeem all but not less than all of the outstanding Debentures by depositing with the Trustee, or any paying agent to the order of the Trustee, immediately available funds in an amount equal to the aggregate Early Redemption Price for all of the Debentures so redeemed. In addition, if the Early Redemption Date is a date other than December 30, 2016, Pengrowth will also be required to give the Early Redemption Notice of such date to the Debentureholders. The delivery of such funds to the Trustee will satisfy and discharge the liability of the Company for the redeemed Debentures, such Debentures will thereafter be considered to no longer be outstanding, and Debentureholders will have no other right in regard thereto other than to receive out of the money so delivered the amount to which it is entitled.

In the event the Debentures are redeemed pursuant to the Redemption Amendment, Debentureholders will have until 4:30 p.m. (Calgary time) on the last Business Day preceding the Early Redemption Date to convert their Debentures into Common Shares prior to such redemption. “Business Day” means any day which is not Saturday or Sunday or any other day that the Trustee in Calgary, Alberta is not generally open for business.

Debentureholders are urged to review the summary of the principal Canadian federal income tax considerations relevant to certain Debentureholders set forth below under “Certain Canadian Federal Income Tax Considerations” and to consult their tax advisors to determine the particular tax consequences to them of the Redemption Amendment. If the Redemption Amendment is approved and the Debentures are redeemed on the Early Redemption Date, then the principal Canadian federal income tax considerations set forth below under “Certain Canadian Federal Income Tax Considerations” will apply to most Debentureholders in the 2016 taxation year, as opposed to the 2017 taxation year, which would have been the case absent the Redemption Amendment.

As the Debentures trade in the CDS book-entry system and no certificates are issued to unregistered Debentureholders, then upon a possible redemption, beneficial holders of Debentures will not need to take any action to receive the Early Redemption Price to which they are entitled. Upon the Trustee receiving the aggregate Early Redemption Price of the Debentures so redeemed, it will pay such amount to CDS, as the sole registered holder of the Debentures, for the account of the participants in the CDS book-entry system maintained by CDS.

In order to be passed, the Extraordinary Resolution must receive the affirmative vote of at least 66 2/3% of the votes cast by Debentureholders present in person or represented by proxy at the Meeting. Accordingly, if a Debentureholder wishes to have the possibility of having its Debentures redeemed in accordance with the Redemption Amendment, it is encouraged to vote FOR the Extraordinary Resolution by completing and signing the applicable instrument of proxy or other voting instruction form provided by its broker or other intermediary and return such instrument of proxy or other voting instruction form in accordance with the instructions provided therein. If you appoint someone else other than management as your proxyholder please make sure they are aware of the appointment and ensure they will attend the Meeting in order for your vote to count. See “General Proxy Information – Voting Rights and Appointment of Proxies”.

THE PENGROWTH BOARD OF DIRECTORS HAS UNANIMOUSLY CONCLUDED THAT THE PROPOSED REDEMPTION AMENDMENT IS IN THE BEST INTERESTS OF THE COMPANY AND RECOMMENDS THAT DEBENTUREHOLDERS VOTE FOR THE EXTRAORDINARY RESOLUTION.

Certain Canadian Federal Income Tax Considerations

In the opinion of Burnet, Duckworth & Palmer LLP, counsel to the Company, the following summary describes the principal Canadian federal income tax considerations in respect of the Redemption Amendment and the redemption of Debentures pursuant to the terms of the Redemption Amendment generally applicable to a Debentureholder who, for purposes of the Tax Act, and at all relevant times, deals at arm’s length with and is not affiliated with the Company, and holds Debentures as capital property (a “Holder”). Debentures will generally be considered to be capital property to a Holder unless the Holder holds such Debentures in the course of carrying on a business or the Holder acquired such Debentures in a transaction or transactions considered to be an adventure or concern in the nature of trade. Certain Canadian resident Holders whose Debentures might not otherwise be considered capital property may, in certain circumstances, make an irrevocable election in accordance with subsection 39(4) of the Tax Act to have the Debentures and all other “Canadian Securities”, as defined in the Tax Act, owned by such Holder in the taxation year, and in all subsequent taxation years, deemed to be capital property. Holders should consult with their own tax advisors if they contemplate making such an election.

This summary is based upon the current provisions of the Tax Act, counsel’s understanding of existing case law and the published administrative practices of the Canada Revenue Agency (“CRA”). This summary also takes into account all specific proposals to amend the Tax Act publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Tax Proposals”) and assumes that all Tax Proposals will be enacted in the form proposed. This summary is not exhaustive of all possible Canadian federal income tax considerations nor does it take into account or consider other federal or any provincial, territorial or foreign tax considerations.

This summary is not applicable to: (a) a Holder that is a “financial institution” (for the purposes of the “mark-to-market” rules) or a “specified financial institution”, each as defined in the Tax Act; (b) a Holder an interest in which would be a “tax shelter investment” within the meaning of the Tax Act; (c) a Holder whose “functional currency” for the purposes of the Tax Act is the currency of a country other than Canada; or (d) a Holder that has entered into or will enter into a “derivative forward agreement” with respect to the Debentures within the meaning of the Tax Act. Such Holders should consult their own tax advisors.

No legal opinion from counsel or advance income tax ruling from the CRA has been requested, or obtained to confirm the tax consequences to Debentureholders of the Redemption Amendment or the redemption of Debentures pursuant to the terms of the Redemption Amendment. This summary is not binding on the CRA, and the CRA is not precluded from taking a position that is different from, and contrary to, the positions taken in this summary. In addition, because the authorities on which this summary is based are subject to various interpretations, the CRA and the Canadian courts could disagree with one or more of the positions taken in this summary.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Debentureholder. Debentureholders are urged to consult their own tax advisors for advice regarding the income tax consequences to them of disposing of their Debentures having regard to their own particular circumstances.

Holders Resident in Canada

The following portion of the summary is generally applicable to a Holder who, for purposes of the Tax Act and any applicable income tax treaty or convention, and at all relevant times, is resident or deemed to be resident in Canada (a “Resident Holder”).

Amendment of the Debentures

It is not certain whether the Redemption Amendment would result in a disposition of the Debentures for Canadian tax purposes. Canadian jurisprudence has held that the amendment of fundamental terms of a debt instrument can result in the creation of a new debt obligation in some circumstances, and for certain purposes. Thus, there can be no assurance that the CRA would not treat the Redemption Amendment as a disposition of the Debentures, or that a

Canadian court would agree with the CRA’s position. Each Resident Holder should consult its own tax advisor regarding the proper treatment of the Redemption Amendment for Canadian tax purposes.

In the event that the Redemption Amendment does not cause a disposition of the Debentures, then a Resident Holder will not be considered to have disposed of any property for tax purposes, and will have no adverse Canadian tax consequences at the time the Redemption Amendment becomes effective.

In the event that the Redemption Amendment does cause a disposition of the Debentures, a Resident Holder will be deemed to have received proceeds of disposition equal to the fair market value of the Debentures owned by the Resident Holder at the time the Redemption Amendment becomes effective. The Resident Holder will recognize a capital gain (or loss) on the disposition equal to the amount by which the Resident Holder’s proceeds of disposition, net of any reasonable costs of disposition, are greater than (or less than) the adjusted cost base to the Resident Holder of the Debentures owned at the time the Redemption Amendment becomes effective. See “Taxation of Capital Gains and Losses” below. In such a case, the cost of the Debentures to the Resident Holder immediately after the time the Redemption Amendment becomes effective will be equal to the fair market value of the Debentures at that time.

Redemption of Debentures Pursuant to the Redemption Amendment

A Resident Holder who disposes of Debentures pursuant to a redemption by the Company under the terms of the Redemption Amendment will generally be considered to have disposed of such Debentures for proceeds of disposition equal to the Early Redemption Price less any accrued interest and any interest penalty equal to interest otherwise due from the Early Redemption Date up to but excluding the Maturity Date (the “Net Redemption Price”). However, any other amount of this Net Redemption Price greater than the principal amount of the Debentures will be deemed to be interest (and not proceeds of disposition) if it can reasonably be considered to relate to amounts that would have been paid on the Debentures as interest had the Debentures not been redeemed by the Company. Furthermore, any interest penalty allocated to the Early Redemption Price equal to the interest otherwise due from the Early Redemption Date up to but excluding the Maturity Date (as discussed above) will also be deemed to be interest.

The Resident Holder will realize a capital gain (capital loss) on the disposition of the Debentures equal to the amount by which the Resident Holder’s proceeds of disposition, net of any reasonable costs of disposition, are greater than (less than) the adjusted cost base to the Resident Holder of the Debentures redeemed. See “Taxation of Capital Gains and Losses “.

Upon the disposition, any (i) interest paid to a Resident Holder, (ii) interest which has accrued on the Debentures to the date of disposition, and (iii) deemed interest described in the paragraph above, must be included in computing the income of the Resident Holder except to the extent it was included in the income of the Resident Holder for a previous year.

If the Redemption Amendment causes a disposition of the Debentures for purposes of the Tax Act, the tax consequences described above will apply, regardless of whether the Debentures are actually redeemed by Pengrowth. For this reason, there is a risk that a Resident Holder could be deemed to dispose of its Debentures in a different tax year than the year in which the Debentures are actually redeemed or repaid.

Taxation of Capital Gains and Losses

Generally, a Resident Holder is required to include in computing its income for a taxation year one-half of the amount of any capital gain (a “taxable capital gain”) realized in such taxation year. Subject to and in accordance with the provisions of the Tax Act, a Resident Holder is required to deduct one-half of the amount of any capital loss (an “allowable capital loss”) realized in a taxation year from taxable capital gains realized by the Resident Holder in the year. Allowable capital losses in excess of taxable capital gains may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized in such years to the extent and in the circumstances described in the Tax Act.

Capital gains realized by an individual or by most trusts may give rise to alternative minimum tax under the Tax Act. In addition, Canadian-controlled private corporations (as defined in the Tax Act) may be subject to an additional refundable tax of 10 2/3% on certain investment income, including interest and taxable capital gains.

Holders Not Resident in Canada

The following portion of the summary is generally applicable to a Holder who, for the purposes of the Tax Act and any applicable income tax treaty or convention, and at all relevant times, is not and has not been a resident or deemed to be a resident of Canada and does not use or hold, and is not deemed to use or hold, Debentures in connection with carrying on a business in Canada (a “Non-Resident Holder”). Special rules, which are not discussed in this summary, apply to a non-resident that is an insurer carrying on business in Canada and elsewhere.

Amendment and Disposition pursuant to Amendment

A Non-Resident Holder of a Debenture will not be subject to tax under the Tax Act in respect of any capital gain (and will not be entitled to deduct any amount in respect of any capital loss) realized on the disposition of a Debenture under either the Redemption Amendment or a redemption pursuant to the terms of the Redemption Amendment unless such Debenture constitutes “taxable Canadian property” to the Non-Resident Holder and does not constitute “treaty-protected property”. See “Taxable Canadian Property” below.

Additionally, a Non-Resident Holder should not be subject to withholding tax under the Tax Act in respect of interest (including (i) interest paid to a Non-Resident Holder, (ii) interest which has accrued on the Debentures to the date of disposition, and (iii) amounts deemed to be interest (see “Holders Resident in Canada - Redemption of Debentures Pursuant to the Redemption Amendment “)) paid or credited to the Non-Resident Holder on their disposition of a Debenture pursuant to the Redemption Amendment or pursuant to a redemption under the terms of the Redemption Amendment, provided that such Non-Resident Holder deals at arm’s length with the Company.

Taxable Canadian Property

Generally, a Debenture will not be taxable Canadian property to a Non-Resident Holder at the time of disposition provided that: (a) the Non-Resident Holder, persons with whom the Non-Resident Holder does not deal at arm’s length, or the Non-Resident Holder together with such persons, did not own 25% or more of the issued Common Shares at any time during the 60-month period immediately preceding that time; and (b) such Debentures are not deemed to be taxable Canadian property for purposes of the Tax Act. Even if the Debentures are taxable Canadian property to a Non-Resident Holder, a taxable capital gain resulting from the disposition of Debentures will not be included in computing the Non-Resident Holder’s income for the purposes of the Tax Act if the Debentures constitute “treaty-protected property”. Debentures owned by a Non-Resident Holder will generally be treaty-protected property if the gain from the disposition of such Debentures would, because of an applicable income tax treaty, be exempt from tax under the Tax Act. In the event that Debentures constitute taxable Canadian property but not treaty-protected property to a particular Non-Resident Holder, the tax consequences as described above under “Holders Resident in Canada “ will generally apply. A Non-Resident Holder who disposes of taxable Canadian property must file a Canadian income tax return for the year in which the disposition occurs, regardless of whether the Non- Resident Holder is liable for Canadian tax on any gain realized as a result.

GENERAL PROXY INFORMATION

Solicitation of Proxies

This Information Circular is furnished in connection with the solicitation of proxies by management of the Company for use at the Meeting, and at any adjournment thereof, at the time and place and for the purposes set forth in the accompanying Notice of Meeting. While it is expected that the solicitation will be primarily by mail, proxies may be solicited personally, or by telephone, facsimile or other electronic means, by directors, officers and employees of the Company who will not be specifically remunerated therefore. In addition, Pengrowth has retained Kingsdale Shareholder Services for governance advisory, proxy solicitation and information agent services in connection with the Meeting for a fee of approximately $85,000 plus reasonable additional out-of-pocket expenses. If you have any questions about how to vote please contact Kingsdale Shareholder Services toll-free within North America at 1-866-581-1487 or collect call outside North America at 416-867-2272 or by email at contactus@kingsdaleshareholder.com.

Pengrowth may, at its option, at any time prior to the Meeting, cancel, postpone or adjourn the Meeting or modify the matters to be considered thereat.

The Company further reserves the right to terminate, extend or modify the terms of the solicitation of proxies and voting instructions at any time prior to the Meeting by notifying Debentureholders via news release and notifying the Trustee in writing.

If you have any questions about the information contained in this Circular or need assistance in voting your proxy, please contact the proxy solicitation and information agent, Kingsdale Shareholder Services, toll-free within North America at 1-866-581-1487 or collect call outside North America at 416-867-2272 or by email at contactus@kingsdaleshareholder.com.

Voting Rights and Appointment of Proxies

As at the date hereof, approximately $126.6 million aggregate principal amount of Debentures are issued and outstanding. Each $1,000 principal amount of Debentures entitles the holder of record as at the close of business on November 17, 2016 to one vote at the Meeting. All of the Debentures are registered under the name of CDS & Co. (the registration name for CDS). Accordingly, in order for a beneficial holder of Debentures to vote its Debentures FOR or AGAINST the Extraordinary Resolution, it must complete and sign the applicable instrument of proxy or other voting instruction form provided by its broker or other intermediary and return such instrument of proxy or other voting instruction form in accordance with the instructions provided therein in advance of the Meeting. Failure to do so will result in your Debentures not being voted at the Meeting. If you appoint someone else other than management as your proxyholder please make sure they are aware of the appointment and ensure they will attend the Meeting in order for your vote to count. See “Advice to Beneficial Holders of Debentures “.

Revocation of Proxies

A beneficial Debentureholder may revoke a proxy or voting instruction form provided by its broker or other intermediary in accordance with the instructions provided therein.

Voting of Proxies

The Debentures represented by the accompanying form of proxy or voting instruction form will be voted in accordance with the instructions of the Debentureholder on any ballot that may be called for, and if the Debentureholder specifies a choice with respect to any matter to be acted upon, the Debentures will be voted accordingly. In the absence of such direction, Debentures represented by proxies will be voted FOR the Extraordinary Resolution.

The accompanying form of proxy or voting instruction form confers discretionary authority on the persons named therein with respect to amendments or variations to matters identified in the Notice, or other matters which may properly come before the Meeting. At the time of printing this Information Circular, management of the Company knows of no such amendments, variations or other matters to come before the Meeting.

Additionally, Pengrowth may use the Broadridge QuickVote™ service to assist non-registered Debentureholders with voting their Debentures. Non-registered Debentureholders may be contacted by Kingsdale Shareholder Services to conveniently obtain a vote directly over the telephone. Broadridge then tabulates the results of all instructions received and provides the appropriate instructions respecting the Debentures to be represented at the Meeting.

QUORUM

A quorum at the Meeting is not less than two Debentureholders present in person or by proxy representing not less than 25% of the aggregate principal amount of Debentures then outstanding. If a quorum is not present within 30 minutes from the time fixed for the holding of the Meeting, the Meeting may be adjourned to such date, being not less than 14 and not more than 60 days later, and to such place and time as may be appointed by the chairman of the Meeting. No less than 10 days notice shall be given of the time and place of such adjourned Meeting. At the adjourned Meeting the Debentureholders present in person or by proxy shall form a quorum and may transact the business for which the Meeting was originally convened, notwithstanding that at least two holders holding not less than 25% of the aggregate principal amount of Debentures then outstanding may not be present at the adjourned Meeting.

INTERESTS OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED ON

No person who has been a director or executive officer of the Company at any time since the beginning of the Company’s last financial year, nor any associate or affiliate of any of the foregoing, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

As of the date hereof, the directors and executive officers of Pengrowth are not aware of any person or company that beneficially owns, or controls or directs, directly or indirectly, more than 10% of the issued and outstanding Debentures.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as contained herein, there were no material interests, direct or indirect, of directors or executive officers of the Company, any shareholder who beneficially owns, directly or indirectly, or exercises control or direction over more than 10% of the voting rights attached to all outstanding voting securities of the Company, any other Informed Person (as defined in National Instrument 51-102), any proposed director of the Company or any known associate or affiliate of such persons, in any transaction since the commencement of the last completed financial year of the Company or in any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries.

ADDITIONAL INFORMATION

KPMG LLP have served as independent auditors for the Company since its inception.

Additional information relating to the Company is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Financial information respecting the Company is provided in the Company’s comparative annual consolidated financial statements and management’s discussion and analysis for its most recently completed financial year. Debentureholders can access this information on SEDAR at www.sedar.com, EDGAR at www.sec.gov or by request to the Manager, Investor Relations of the Company at the following address:

Pengrowth Energy Corporation

2100, 222 Third Avenue SW

Calgary, AB T2P 0B4

Canada

Telephone: 403.233.0224

SCHEDULE “A”

EXTRAORDINARY RESOLUTION

BE IT RESOLVED AS AN EXTRAORDINARY RESOLUTION THAT:

1.

Pengrowth Energy Corporation (“Pengrowth”) and Computershare Trust Company of Canada (the “Trustee”) be and are hereby authorized to enter into and perform their respective obligations under a supplemental indenture (the “Supplemental Indenture”) to be entered into between Pengrowth and the Trustee at such time as may be determined by Pengrowth, in its sole discretion, pursuant to which the trust indenture governing the 6.25% convertible unsecured subordinated debentures (“Debentures”) of Pengrowth shall be supplemented and amended to give Pengrowth the right to redeem all but not less than all of the then outstanding Debentures on December 30, 2016, or such other date prior to March 31, 2017 (the maturity date of the Debentures (the “Maturity Date”)), as may be determined by Pengrowth in its sole and absolute discretion, at a price equal to the principal amount outstanding, plus accrued and unpaid interest up to (but excluding) the redemption date, plus an interest penalty equal to interest otherwise due from (and including) the redemption date up to (but excluding) the Maturity Date, a copy of which Supplemental Indenture (in draft form) is attached as Schedule “B” to the management information circular of Pengrowth dated November 17, 2016, such Supplemental Indenture being subject to such changes and amendments as may be approved by the persons referred to in paragraph 3 hereof, such approval to be evidenced conclusively by their execution and delivery of such Supplemental Indenture (as changed or amended), and the Supplemental Indenture (as changed or amended, if applicable) as signed is that which is hereby approved;

2.

notwithstanding that this extraordinary resolution has been duly passed, the board of directors of Pengrowth may, without further notice to or approval of the holders of Debentures, revoke this extraordinary resolution at any time prior to Pengrowth entering into the Supplemental Indenture; and

3.

any single director or officer of Pengrowth be and is hereby authorized, for and on behalf of Pengrowth, to execute and deliver the Supplemental Indenture and to execute, with or without the corporate seal, and, if appropriate, deliver all other documents and instruments and to do all other things as in the opinion of such director or officer may be necessary or desirable to implement this resolution, the Supplemental Indenture and the matters authorized hereby and thereby, such determination to be conclusively evidenced by the execution and delivery of any such document or instrument, and the taking of any such action.

SCHEDULE “B”

DRAFT FORM OF

FIFTH SUPPLEMENTAL NOTE INDENTURE

This Fifth Supplemental Note Indenture is entered into as of the 30th day of December, 2016, between:

PENGROWTH ENERGY CORPORATION, a corporation amalgamated under the laws of the Province of Alberta, and having its head office in the City of Calgary, in the Province of Alberta (hereinafter called “Pengrowth”)

- and -

COMPUTERSHARE TRUST COMPANY OF CANADA, a trust company incorporated under the federal laws of Canada having an office in the City of Calgary, in the Province of Alberta, in its capacity as debenture trustee under a note indenture dated August 28, 2007, as amended and restated on December 31, 2010, with NAL Energy Corporation (“NAL”) (hereinafter called the “Debenture Trustee”)

WITNESSETH THAT:

WHEREAS NAL and the Debenture Trustee entered into a note indenture dated August 28, 2007, as amended by a first supplemental note indenture dated December 3, 2009 and as further amended and restated by a second supplemental note indenture dated December 31, 2010 (the note indenture, as so amended and restated, the “Original Indenture”) to provide for the creation and issuance of: (i) a first series of debentures being 6.75% convertible extendible unsecured subordinated debentures of NAL due August 31, 2012; and (ii) a second series of debentures being 6.25% convertible unsecured subordinated debentures of NAL due December 31, 2014;

AND WHEREAS NAL and the Debenture Trustee entered into a third supplemental note indenture (the “Third Supplemental Indenture”) dated February 21, 2012 to provide for the creation and issuance of a third series of debentures being 6.25% convertible unsecured subordinated debentures of NAL due March 31, 2017 (the “Third Debentures”);

AND WHEREAS pursuant to a plan of arrangement pursuant to the Business Corporations Act (Alberta) involving Pengrowth and NAL (the “Arrangement”) effective on May 31, 2012, Pengrowth acquired all of the issued and outstanding shares of NAL;

AND WHEREAS Pengrowth and the Debenture Trustee entered into a fourth supplemental note indenture (the “Fourth Supplemental Indenture”) dated May 31, 2012 pursuant to which Pengrowth assumed all of the covenants and obligations of NAL under the Indenture (the “Original Indenture as supplemented by the Third Supplemental Indenture and the Fourth Supplemental Indenture, the “Indenture”) and which provided for, among other things, certain adjustments to the Third Debentures to give effect to the Arrangement;

AND WHEREAS the holders (the “Debentureholders”) of the Third Debentures have duly passed an Extraordinary Resolution (as defined in the Original Indenture) authorizing Pengrowth and the Debenture Trustee to enter into and perform their respective obligations under this Fifth Supplemental Indenture;

AND WHEREAS section 16.1 of the Indenture provides that Pengrowth and the Debenture Trustee may supplement the Indenture for the purpose of, inter alia, giving effect to any Extraordinary Resolution passed as provided in Article 13 of the Indenture;

AND WHEREAS all necessary acts and proceedings have been done and taken and all necessary resolutions have been passed to authorize the execution and delivery of this Fifth Supplemental Indenture, to make the same effective and binding upon Pengrowth and the Debenture Trustee;

AND WHEREAS the foregoing recitals are made as representations and statements of fact by Pengrowth and not by the Debenture Trustee;

NOW THEREFORE it is hereby covenanted, agreed and declared as follows:

ARTICLE 1
DEFINITIONS AND AMENDMENTS TO INDENTURE

1.1	Amendments to Indenture

(a)

This Fifth Supplemental Indenture is supplemental to the Indenture and both shall hereafter be read together and shall have effect, so far as practicable, with respect to the Debentures as if all the provisions of the Indenture and this Fifth Supplemental Indenture were contained in one instrument. The Indenture is and shall remain in full force and effect with regards to all matters governing the Debentures, except as the Indenture is amended, superseded, modified or supplemented by this Fifth Supplemental Indenture. Any references in the text of this Fifth Supplemental Indenture to section, article or paragraph numbers refer to the Indenture unless otherwise qualified.

(b)	The following definitions shall be added to Section 1.1 of the Original Indenture:

“Circular” means the notice of meeting and management information circular of the Corporation dated November 16, 2016;

“Early Redemption Date” means December 30, 2016 or such other date prior to the Maturity Date of the Third Debentures, as may be determined by Pengrowth in its sole and absolute discretion and, in such case, as set forth in the Early Redemption Notice;

“Early Redemption Notice” means the notice of the Early Redemption Date (which for greater certainty is only required if such date is not December 30, 2016) to be delivered by the Corporation to the Debentureholders not less than 5 days before such Early Redemption Date;

“Early Redemption Option” has the meaning ascribed thereto in paragraph 2.2(m); and

“Early Redemption Price” means, in respect of a Third Debenture, the principal amount thereof, plus accrued and unpaid interest outstanding on such Third Debentures up to, but excluding, the Early Redemption Date, plus an interest penalty equal to interest otherwise due from and including the Early Redemption Date up to, but excluding, the Maturity Date (less any taxes required to be deducted or withheld), which amount, for greater certainty, may not be paid by the issuance of Freely Tradeable Shares as provided for in Section 4.6.

(c)	The following shall be added as paragraph (m) of Section 2.2 of the Third Supplemental Indenture:

“Notwithstanding anything else contained herein, including paragraphs 2.2(c) and 2.2(d) and Article 4, all but not less than all of the outstanding Third Debentures may be redeemed at the option of the Corporation, effective at the Early Redemption Date, for a cash redemption price per $1,000 principal amount of Third Debentures equal to the Early Redemption Price (the “Early Redemption Option”).

The Corporation may exercise the Early Redemption Option by: (i) delivering the Early Redemption Notice to the Debentureholders, if applicable; and (ii) depositing with the Debenture Trustee or any paying agent to the order of the Debenture Trustee, on or before 11:00 a.m. Calgary time on the Business Day immediately prior to the Early Redemption Date, such sums of money as are sufficient to pay the aggregate Early Redemption Price for all of the Third Debentures being redeemed. The Corporation may elect to satisfy this requirement by providing the Debenture Trustee with a certified cheque or banker’s draft for such amount post-dated to the Early Redemption Date or by providing the Debenture Trustee with such funds through electronic transfer of such funds on the Business Day immediately prior to the Early Redemption Date.

The delivery of such funds to the Debenture Trustee will satisfy and discharge the liability of the Corporation for the Third Debentures being redeemed and such Third Debentures will thereafter be considered to no longer be outstanding under this Indenture. From the sums so deposited, the Debenture Trustee shall pay or cause to be paid to the holders of such Third Debentures so called for redemption, upon surrender of such Third Debentures, the Early Redemption Price for such Third Debentures. Such holders will otherwise have no other right in regard to such Third Debentures.

In case the holder of any Third Debenture so called for redemption shall fail to surrender such holder’s Third Debenture, or shall not accept payment of the Early Redemption Price payable, or give such receipt therefor, if any, as the Debenture Trustee may require, such redemption monies may be set aside in trust, without interest, either in the deposit department of the Debenture Trustee or in a chartered bank, and such setting aside shall for all purposes be deemed a payment to the Debentureholder of the sum so set aside and, to that extent, the Third Debenture shall thereafter not be considered as outstanding hereunder and the Debentureholder shall have no other right except to receive payment out of the monies so paid and deposited upon surrender and delivery up of such holder’s Third Debenture of the Early Redemption Price of such Third Debenture.

In the event that any money deposited hereunder with the Debenture Trustee shall remain so deposited until the Business Day immediately preceding the third anniversary of the Early Redemption Date, then such monies together with any accumulated interest thereon, shall at the end of such period be paid over or delivered over by the Debenture Trustee to the Corporation on its demand, and thereupon the Debenture Trustee shall not be responsible to Debentureholders for any amounts owing to them and subject to applicable law, thereafter the holder of a Third Debenture in respect of which such money was so repaid to the Corporation shall have no rights in respect thereof except to obtain payment of the money due from the Corporation, subject to any prescription period provided by the laws of the Province of Alberta. Notwithstanding the foregoing, the Debenture Trustee will pay any remaining funds prior to the Business Day immediately preceding the third anniversary of the Early Redemption Date to the Corporation upon receipt from the Corporation of an unconditional letter of credit from a Canadian chartered bank in an amount equal to or in excess of the amount of the remaining funds. If the remaining funds are paid to the Corporation prior to the Business Day immediately preceding the third anniversary of the Early Redemption Date, the Corporation shall, prior to the payment by the Debenture Trustee, pay the Debenture Trustee the amounts required to be paid by the Debenture Trustee to a holder of a Third Debenture pursuant to the redemption after the date of such payment of the remaining funds to the Corporation but prior to the Business Day immediately preceding the third anniversary of the Early Redemption Date.”

(d)	The first paragraph of Section 2.2(f) of the Third Supplemental Indenture shall be deleted in its entirety and replaced with the following:

“Upon and subject to the provisions and conditions of Article 6 of the Indenture, the holder of each Third Debenture shall have the right, prior to the close of business on the earlier of: (i) the Business Day immediately preceding the Maturity Date of the Third Debentures; (ii) if called for redemption in accordance with Sections 2.2(d) of this Third Supplemental Indenture and 4.3 of the Indenture or Section 2.2(j) of this Third Supplemental Indenture, the Business Day immediately preceding the Redemption Date specified by the Corporation in the Redemption Notice given to the holders of Third Debentures; or (iii) if called for repurchase pursuant to Section 2.2(j) of this Third Supplemental Indenture, the Business Day immediately preceding the date specified by the Corporation for repurchase of the Third Debentures by notice to the holders of Third Debentures or (iv) the last Business Day immediately preceding any Early Redemption Date specified by the Corporation for redemption of such Debentures (the earlier of which will be the “Time of Expiry” for the purposes of Article 6 of the Indenture in respect of the Third Debentures), to convert the whole, or any part which is $1,000 or an integral multiple thereof, of the principal amount of a Third Debenture into Common Shares at the Conversion Price in effect on the Date of Conversion. The conversion notice for the Third Debentures shall be substantially in the form of Schedule D to this Third Supplemental Indenture. To the extent a redemption or repurchase is a redemption or repurchase in part only of the Third Debentures, such right to convert, if not exercised prior to the applicable Time of Expiry, shall survive as to any Third Debentures not redeemed, repurchased or converted and be applicable to the next succeeding Time of Expiry.”

(e)	Section 9.5(a)(i) of the Indenture shall be deleted in its entirety and replaced with the following:

“(i)

the Corporation has deposited or caused to be deposited with the Debenture Trustee as trust funds or property in trust for the purpose of making payment on such Debentures, an amount in money or Common Shares, if applicable, sufficient to pay, satisfy and discharge the entire amount of principal, premium, if any, and interest, if any, to maturity or any repayment date, Redemption Date or Early Redemption Date, as the case may be, of such Debentures; or”

(f)	The first paragraph of Section 14.2 of the Indenture shall be deleted in its entirety and replaced with the following:

“All notices to be given hereunder with respect to the Debentures shall be deemed to be validly given to the holders thereof if sent by first class mail, postage prepaid, by letter or circular addressed to such holders at their post office addresses appearing in any of the registers hereinbefore mentioned and shall be deemed to have been effectively given three days following the day of mailing. Notwithstanding the foregoing, the Early Redemption Notice shall be deemed to be validly given to the holders thereof if sent by the Debenture Trustee or the Corporation to CDS Clearing and Depository Services Inc. by first class mail, email or facsimile and shall be deemed to have been effectively given the date of mailing or sending of such email or facsimile. Accidental error or omission in giving notice or accidental failure to mail notice to any Debentureholder or the inability of the Corporation to give or mail any notice due to any event beyond the reasonable control of the Corporation shall not invalidate any action or proceeding founded thereon.”

ARTICLE 2
ADDITIONAL MATTERS

2.1	Confirmation of Indenture

The Indenture, as amended and supplemented by this Fifth Supplemental Indenture, is in all respects confirmed.

2.2	Acceptance of Trusts

The Debenture Trustee hereby accepts the trusts in this Fifth Supplemental Indenture declared and provided for and agrees to perform the same upon the terms and conditions and subject to the provisions set forth in the Indenture.

2.3	Governing Law

This Fifth Supplemental Indenture shall be construed in accordance with the laws of the Province of Alberta and the laws of Canada applicable therein and shall be treated, in all respects, as an Alberta contract.

2.4	Further Assurances

The parties shall, with reasonable diligence, do all such things and provide all such reasonable assurances as may be required to consummate the transactions contemplated by this Fifth Supplemental Indenture, and each party shall provide such further documents or instruments required by the other party as may be reasonably necessary or desirable to effect the purpose of the Indenture and this Fifth Supplemental Indenture and carry out its provisions.

2.5	Counterparts and Formal Date

This Fifth Supplemental Indenture may be simultaneously executed in several counterparts, each of which when so executed shall be deemed to be an original and all such counterparts together shall constitute one and the same instrument and notwithstanding their date of execution shall be deemed to bear date as of December 30, 2016.

IN WITNESS WHEREOF the parties hereto have executed these presents under their respective corporate seals and the hands of their proper officers in that behalf.

PENGROWTH ENERGY CORPORATION

Per:

Per:

COMPUTERSHARE TRUST COMPANY OF CANADA

Per:

Per: